Filed pursuant to General
                                                  Instruction II.K. of Form F-9;
                                                              File No. 333-98087


PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED AUGUST 22, 2002)

                                 US$500,000,000

[GRAPHIC OMITTED]              ENCANA CORPORATION
[LOGO - ENCANA]
                              4.75% NOTES DUE 2013

--------------------------------------------------------------------------------
         The notes will bear interest at the rate of 4.75% per year. We will pay interest on the notes on April 15 and October 15 of each year, beginning April 15, 2004. The notes will mature on October 15, 2013. We may redeem some or all of the notes, at any time, at the "make-whole" price described in this prospectus supplement. We may also redeem all of the notes, at any time, if certain events occur involving Canadian taxation.

         INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROSPECTUS.

         WE ARE PERMITTED TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. AS A RESULT, THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

         OWNING THE NOTES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION CONTAINED IN THIS PROSPECTUS SUPPLEMENT.

         YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS OR THE ASSETS OF OUR DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

         NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                    PER NOTE          TOTAL
                                                    --------          -----

Public offering price...........................     99.682%     US$498,410,000
Underwriting commission.........................      0.650%     US$  3,250,000
Proceeds to EnCana, before expenses.............     99.032%     US$495,160,000


         The price of the notes will also include accrued interest, if any, from October 2, 2003 to the date of delivery.

         The underwriters expect to deliver the notes on or about October 2, 2003 through The Depository Trust Company.
                                   ___________

                           JOINT BOOK-RUNNING MANAGERS
CITIGROUP                                                    UBS INVESTMENT BANK
                                   ___________

ABN AMRO INCORPORATED
               BNP PARIBAS
                      DEUTSCHE BANK SECURITIES
                                              HSBC
                                                   LEHMAN BROTHERS
                                                             MERRILL LYNCH & CO.
                                   ___________

BANC OF AMERICA SECURITIES LLC
         BANC ONE CAPITAL MARKETS, INC.
                        CIBC WORLD MARKETS
                             CREDIT SUISSE FIRST BOSTON
                                             GOLDMAN, SACHS & CO.
                                                        MORGAN STANLEY
                                                             RBC CAPITAL MARKETS

September 29, 2003

                      IMPORTANT NOTICE ABOUT INFORMATION IN
           THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

         This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus dated August 22, 2002, gives more general information, some of which may not apply to the notes we are offering. The accompanying prospectus is referred to as the "prospectus" in this prospectus supplement.

         IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE ALBERTA SECURITIES COMMISSION AND INCORPORATED BY REFERENCE, IS ACCURATE AS OF THEIR RESPECTIVE DATES ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

         In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using generally accepted accounting principles which are in effect from time to time in Canada ("Canadian GAAP"). "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 23 of our audited comparative consolidated financial statements for the year ended December 31, 2002, incorporated by reference in the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to "EnCana", "we", "us" and "our" mean EnCana Corporation and its consolidated subsidiaries and partnerships. In the sections entitled "Summary of the Offering" and "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, "EnCana", "we", "us" and "our" mean EnCana Corporation, without any of its subsidiaries or partnerships through which it operates.

                               EXCHANGE RATE DATA

         We publish our consolidated financial statements in Canadian dollars. Unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "dollars" or "$" are to Canadian dollars and references to "U.S. dollars" or "US$" are to United States dollars.

         The following table sets forth certain exchange rates based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On September 29, 2003, the inverse of the noon buying rate was US$0.7379 equals $1.00.

                                YEAR ENDED DECEMBER 31,       SIX MONTHS ENDED
                                -----------------------           JUNE 30,
                                                                  --------
                                 2000     2001      2002       2002       2003
                                 ----     ----      ----       ----       ----

High.......................     0.6969   0.6697    0.6619     0.6619     0.7492
Low........................     0.6410   0.6241    0.6200     0.6200     0.6349
Average(1).................     0.6732   0.6457    0.6369     0.6378     0.6939
Period End.................     0.6669   0.6279    0.6329     0.6583     0.7376

------------------------
(1) The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

                              PROSPECTUS SUPPLEMENT

Forward-Looking Statements................................................   S-4
Summary of the Offering...................................................   S-5
EnCana Corporation........................................................   S-7
Recent Developments.......................................................   S-9
Use of Proceeds...........................................................  S-10
Selected Financial and Operating Information..............................  S-10
Consolidated Capitalization...............................................  S-13
Credit Ratings............................................................  S-14
Interest Coverage.........................................................  S-15
Description of the Notes..................................................  S-16
Certain Income Tax Consequences...........................................  S-20
Underwriting..............................................................  S-23
Legal Matters.............................................................  S-25
Experts...................................................................  S-25
Documents Incorporated by Reference.......................................  S-25

                                   PROSPECTUS

About this Prospectus.....................................................     2
Where You Can Find More Information.......................................     2
Forward-Looking Statements................................................     5
EnCana Corporation........................................................     7
Use of Proceeds...........................................................     8
Interest Coverage.........................................................     8
Description of Debt Securities............................................     9
Risk Factors..............................................................    26
Certain Income Tax Consequences...........................................    29
Plan of Distribution......................................................    30
Legal Matters.............................................................    31
Experts...................................................................    31
Documents Filed as Part of the Registration Statement.....................    31

                           FORWARD-LOOKING STATEMENTS

         Certain statements included in this prospectus supplement, the prospectus and the documents incorporated therein constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on oil and gas prices, estimates of future production, reserves and resources, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expenditures, beliefs, plans, objectives, assumptions or statements about future events or performance.

         You are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

         o        general economic, business and market conditions;

         o        volatility of oil, natural gas and natural gas liquids prices;

         o fluctuations in currency and interest rates, product supply and demand;

         o        competition;

         o risks inherent in foreign operations, including political and economic risk;

         o risks of war, hostilities, civil insurrection and terrorist threats;

         o        risks inherent in marketing operations;

         o        imprecision of reserve estimates;

         o        our ability to replace or expand reserves;

         o our ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing;

         o        our ability to enter into or renew leases;

         o the timing and costs of pipeline and gas storage facility construction and expansion;

         o our ability to make capital investments and the amounts thereof;

         o imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling;

         o        results of our exploration, development and drilling activity;

         o        our ability to secure adequate product transportation;

         o        changes in regulations, including environmental regulations;

         o risks associated with existing and potential future lawsuits and regulatory actions against us;

         o        uncertainty in amounts and timing of royalty payments; and

         o        imprecision in estimating product sales.

         We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                             SUMMARY OF THE OFFERING

         THE FOLLOWING IS A BRIEF SUMMARY OF SOME OF THE TERMS OF THIS OFFERING. FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE NOTES, SEE "DESCRIPTION OF THE NOTES" IN THIS PROSPECTUS SUPPLEMENT AND "DESCRIPTION OF DEBT SECURITIES" IN THE PROSPECTUS.

ISSUE.....................   US$500 million aggregate principal amount of 4.75%
                             Notes due 2013.

SINKING FUND..............   None.

INTEREST PAYMENT DATES....   April 15 and October 15 of each year, beginning
                             April 15, 2004.

MATURITY DATE.............   October 15, 2013.

RANKING...................   The notes will be our direct, unsecured and
                             unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. We conduct a substantial portion of our business through our corporate and partnership subsidiaries. The notes will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate and partnership subsidiaries. See "Description of the
                             Notes--Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt
                             Securities--Ranking and Other Indebtedness" in the prospectus. As at June 30, 2003, our corporate and partnership subsidiaries had approximately $36 million of indebtedness to third parties (excluding intercompany liabilities and trade accounts payable).

OPTIONAL REDEMPTION.......   We may redeem the notes, in whole or in part, at
                             any time, at the "make-whole" price described in this prospectus supplement. See "Description of the Notes--Optional Redemption" in this prospectus supplement.

                             We may also redeem all of the notes in whole, but not in part, at the redemption prices described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities--Tax Redemption" in the prospectus.

CERTAIN COVENANTS.........   The indenture pursuant to which the notes will be
                             issued will contain certain covenants that, among other things, limit:

                             o the ability of EnCana Corporation and its restricted subsidiaries to create liens; and

                             o the ability of EnCana Corporation (exclusive of its corporate and partnership subsidiaries) to merge, amalgamate or consolidate with, or sell all or substantially all of its assets to, any other person.

                             See "Description of Debt Securities--Covenants" in the prospectus. These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities" in the prospectus.

USE OF PROCEEDS...........   The net proceeds to us from this offering will be
                             approximately US$494.7 million, after deducting the underwriting commission, and estimated expenses of the offering of US$0.5 million. We intend to use the net proceeds from this offering primarily to repay our bank and commercial paper indebtedness and the balance for general corporate purposes relating to our primary areas of operations in Western Canada, offshore Canada's East Coast, the
                             U.S. Rocky Mountains, the Gulf of Mexico, Ecuador and the United Kingdom. See "Use of Proceeds" in this prospectus supplement.

ADDITIONAL AMOUNTS........   Any payments made by us with respect to the notes
                             will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. See
                             "Description of Debt Securities--Payment of
                             Additional Amounts" in the prospectus.

FORM......................   The notes will be represented by one or more fully
                             registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust
                             Company, and registered in the name of its nominee.
                             See "Description of the Notes--Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.

GOVERNING LAW.............   The notes and the indenture governing the notes
                             will be governed by the laws of the State of New
                             York.

                               ENCANA CORPORATION

         We are one of the world's leading independent oil and natural gas exploration and production companies, based on landholdings and production at December 31, 2002. Our key landholdings are in Western Canada, the U.S. Rocky Mountains, Ecuador, the United Kingdom ("U.K.") central North Sea, offshore Canada's East Coast and the Gulf of Mexico. We have interests in midstream operations and assets, including natural gas storage, natural gas liquids ("NGLs") gathering and processing facilities, power plants and pipelines. We explore for, produce and market natural gas, crude oil and NGLs in Canada and the United States. We are also engaged in exploration and production activities internationally including production from Ecuador and the U.K. central North Sea.

         We were formed through the business combination (the "Merger") of PanCanadian Energy Corporation ("PanCanadian") and Alberta Energy Company Ltd. ("AEC") on April 5, 2002. Pursuant to the Merger, PanCanadian indirectly acquired all of the outstanding common shares of AEC and PanCanadian's name was changed to EnCana Corporation. Effective January 1, 2003, we amalgamated with our wholly owned subsidiary, AEC, and continued as one entity. As a result of the amalgamation, we are the successor issuer in respect of AEC's previously issued debt securities and are responsible for all of AEC's contractual obligations.

         Our business is organized into two principal operating divisions:
Upstream and Midstream & Marketing. The following is an overview of the major businesses that comprise these divisions.

UPSTREAM

         The Upstream division manages our oil and gas exploration, development and production activity in North America, as well as offshore and internationally. Approximately ninety percent of our reserves and production stem from our core growth platforms in Western Canada and the U.S. Rockies. This production source enables us to be the largest independent natural gas producer in North America.

         Within western Canada, our operations are divided into two regions. In northeast British Columbia and the western Alberta foothills, we target oil, medium to deep natural gas and NGLs. In the plains area of the Western Canada Sedimentary Basin, we pursue natural gas and oil exploration and development, including thermal recovery projects at Foster Creek and Christina Lake using steam-assisted gravity drainage technology, and a carbon dioxide miscible flood project at Weyburn. We have commenced commercial natural gas from coal ("NGC", also known as coalbed methane) development in southern Alberta and are evaluating the potential for NGC development in eastern British Columbia. As at December 31, 2002, we had approximately 15 million net acres of undeveloped land in Western Canada. As at that date, we owned the mineral rights on approximately 4 million acres of this undeveloped land in fee title, which means that production from the land is subject to a mineral tax that is generally less than the royalty imposed on production from land where the government owns the mineral rights. The majority of such fee land is located in Alberta.

         Our operations in the U.S. Rockies area are focused on exploiting deep, tight, long-life natural gas formations primarily in the Jonah sweet natural gas field located in the Green River Basin of southwest Wyoming and the Mamm Creek natural gas field located in the Piceance Basin of northwest Colorado.

         Offshore and internationally, our activities are primarily focused on exploration and development in the Oriente Basin in Ecuador, in the U.K. central North Sea, on the East Coast of Canada and in the Gulf of Mexico. In addition, we conduct new ventures exploration in other parts of the world.

         In Ecuador, we are the largest private sector crude oil producer. Our indirect, wholly owned subsidiaries own interests in several concessions in the Oriente Basin.

         We have a working interest in the Scott and Telford fields located in the U.K. central North Sea, 117 miles northeast of Aberdeen, Scotland. In June 2003, we agreed to exchange our non-operated interest in the Llano discovery in the Gulf of Mexico for additional interests in the Scott and Telford fields. Upon completion of the exchange, expected in the fall of 2003, our working interest would increase to 27.5 percent at Scott and 34.2 percent at Telford. Oil produced from both fields is processed at the Scott platform and transported via pipeline to the non-operated Forties pipeline system.

         Also in the U.K. central North Sea, our crude oil discovery at Buzzard is expected to start production in late 2006. We are the operator and own 45 percent and 35 percent of the two blocks where Buzzard is located.

         Offshore the East Coast of Canada, we have a 100 percent working interest in the Deep Panuke gas discovery approximately 200 kilometers off the coast of Nova Scotia in approximately 40 meters of water. In February 2003, we requested an adjournment of the regulatory approval process in order to pursue further steps to improve the project's economics.

         In the Gulf of Mexico, we own a 25 percent non-operated interest in the deep water Tahiti oil discovery.

         We are seeking new opportunities beyond our core geographic areas and are actively exploring potential opportunities in Canada's Mackenzie Delta, Alaska, Australia, Brazil, Central and West Africa, the Middle East and Greenland.

MIDSTREAM & MARKETING

         Our midstream activities are primarily comprised of three business units: Gas Storage, Natural Gas Liquids and Power.

         Based upon overall storage capacity, we are the largest independent (non-utility) gas storage operator in North America with facilities in Alberta, California and Oklahoma. We also lease gas storage capacity from other storage operators located in the U.S. Gulf Coast and mid-continent regions. At year end 2002, we had storage capacity of approximately 145 billion cubic feet. We expect this capacity to increase upon completion of the expansion of our Wild Goose Gas Storage Facility in northern California and with the development of our new Countess Gas Storage Facility in southeastern Alberta.

         Our NGLs midstream facilities are among the largest in Canada. We hold interests in four NGLs extraction plants that straddle two major natural gas pipelines at Empress, Alberta plus storage and fractionation assets in Saskatchewan, Eastern Canada and the United States.

         We have interests in two 106 megawatt power plants in southern Alberta, which supply electricity to the Power Pool of Alberta. We also have a 25 percent interest in a cogeneration facility in Kingston, Ontario. Our total power generation capacity from these facilities is approximately 186 megawatts.

         We are part of a consortium that completed construction of the Oleoducto de Crudos Pesados ("OCP") pipeline in Ecuador in August 2003. We have an indirect 36.3 percent equity interest in the project. Upon commencement of commercial operation of OCP, expected in October 2003, our interest in this pipeline will be included as part of our Upstream division.

         Our marketing business unit directly sells the majority of our production and manages energy commodity risk. Our crude oil marketing operations supply a number of third parties with marketing services for a fee. EnCana Marketing will also purchase and take delivery of product from others and deliver product to customers under transportation arrangements not utilized for our own production.

                               RECENT DEVELOPMENTS

ACQUISITION OF CUTBANK RIDGE PROSPECTIVE NATURAL GAS LANDS

         In September 2003, we completed the acquisition of approximately 500,000 net acres of prospective natural gas development lands in the Canadian Rocky Mountain foothills. We have been assembling a land position in this area for the past 18 months. In September 2003 we purchased a majority interest in 39 parcels of land totalling 350,000 net acres for $369 million. We previously acquired 150,000 net acres through purchases, land swaps with other companies and Crown land sales. The acquired lands are located approximately 50 kilometres southwest of Dawson Creek, British Columbia.

NORMAL COURSE ISSUER BID PURCHASES

         In accordance with the normal course issuer bid procedures under Canadian securities laws, we are permitted to purchase up to 23,843,565 of our common shares in the open market, for cancellation, during the twelve month period ending October 21, 2003. This represents approximately 5 percent of the common shares outstanding on October 22, 2002. As of September 19, 2003, we have invested approximately $915 million purchasing 18,124,400 of our common shares, which represents approximately 3.8 percent of our outstanding common shares as at October 22, 2002. We expect to purchase a total of approximately 5 percent of the outstanding common shares during 2003, and we intend to apply to renew the normal course issuer bid, which expires on October 21, 2003.

SALE OF SYNCRUDE

         In February 2003, we sold a 10 percent interest in the Syncrude Joint Venture ("Syncrude") to Canadian Oil Sands Limited ("COS") for approximately $1.07 billion. We also granted COS an option to purchase, on similar terms and prior to year-end 2003, our remaining 3.75 percent interest and an overriding royalty in Syncrude. On July 10, 2003, COS acquired our remaining 3.75 percent interest and an overriding royalty for approximately $417 million, bringing the total proceeds from the sale of our Syncrude interest to COS to approximately $1.487 billion. Each transaction is subject to normal post-closing adjustments.

LEGAL PROCEEDINGS RELATING TO OUR DISCONTINUED MERCHANT ENERGY TRADING
OPERATIONS

         Following the Merger, we determined to discontinue the Houston-based merchant energy operation of a subsidiary of our predecessor company, PanCanadian. As at December 31, 2002, the winding-down of this operation had been substantially completed. However, we are subject to a number of legal proceedings relating to these discontinued operations. In July 2003, our wholly owned U.S. marketing subsidiary, WD Energy Services Inc., concluded a settlement with the U.S. Commodity Futures Trading Commission ("CFTC") of a CFTC investigation related to alleged inaccurate reporting of natural gas trading information during 2000 and 2001 to energy industry publications by former employees of our now discontinued Houston-based merchant energy trading operation. Under the terms of the settlement, WD Energy Services Inc. agreed to pay a penalty of US$20 million in full settlement, without admitting or denying the findings of the CFTC.

         In April 2003, an action was filed by E. & J. Gallo Winery in the United States District Court, Eastern District of California, against us and WD Energy Services Inc. alleging that we engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws to artificially raise the price of natural gas through various means, including the illegal sharing of price information through online trading, price indexes and wash trading. The Gallo complaint claims damages in excess of US$30 million, before potential trebling under California laws.

         In addition, in 2003, we and WD Energy Services Inc., along with other energy companies, were named as defendants in several class action lawsuits in California and New York federal and state courts. The California lawsuits relate to sales of natural gas in California from 1999 to the present and contain essentially similar allegations as in the Gallo complaint. The New York lawsuit claims that the defendants' alleged manipulation of natural gas price indices resulted in higher prices of natural gas futures and option contracts traded on the New York Mercantile Exchange (NYMEX) during the period from January 1, 2000 to December 31, 2002. As is customary, the class actions do not specify the amount of damages claimed. There is no assurance that there will not be other actions arising out of these allegations on behalf of the same or other classes of defendants.

         We intend to vigorously defend against all claims of liability alleged in these lawsuits. However, we cannot predict the outcome of these proceedings or the commencement or outcome of any future proceedings against us or whether any such proceeding would lead to monetary damages which could have a material adverse effect on our financial position.

                                 USE OF PROCEEDS

         The net proceeds to us from this offering will be approximately US$494.7 million, after deducting the underwriting commission and the estimated expenses payable by us of approximately US$0.5 million. The net proceeds received by us from the sale of the notes will be used primarily to repay our bank and commercial paper indebtedness. The balance, if any, will be used for general corporate purposes relating to our primary areas of operations in Western Canada, offshore Canada's East Coast, the U.S. Rocky Mountains, the Gulf of Mexico, Ecuador and the United Kingdom. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

                  SELECTED FINANCIAL AND OPERATING INFORMATION

SELECTED FINANCIAL INFORMATION

         The following table sets forth selected pro forma and actual financial information as at and for the year ended December 31, 2002 and selected actual financial information as at and for the six months ended June 30, 2003.

         The selected pro forma financial information has been derived from our unaudited pro forma consolidated financial statements for the year ended December 31, 2002, which are incorporated by reference in the prospectus. The pro forma income statement and cash flow information for the year ended December 31, 2002 gives effect to the Merger as if it had occurred on January 1, 2002. The pro forma financial information may not be indicative of the results that would have occurred if the transaction had occurred at an earlier date, or that will be obtained in the future.

         The selected actual financial information has been derived from our audited comparative consolidated financial statements for the year ended December 31, 2002 and our unaudited comparative interim consolidated financial statements for the six months ended June 30, 2003, which are incorporated by reference in the prospectus. In the opinion of management, the unaudited comparative interim consolidated financial statements present fairly in accordance with Canadian GAAP the financial information for such period. Our historical results are not necessarily indicative of the results that may be expected for any future period or for a full year.

         You should read the selected financial information in conjunction with our historical and pro forma consolidated financial statements and "Management's Discussion and Analysis" incorporated by reference in the prospectus.

                                                                                     PRO FORMA     SIX MONTHS
                                                                       YEAR ENDED   YEAR ENDED       ENDED
                                                                      DECEMBER 31,  DECEMBER 31,    JUNE 30,
                                                                         2002(1)      2002(1)        2003(1)
                                                                         -------      -------        -------
                                                                                          (UNAUDITED)
INCOME STATEMENT (IN MILLIONS):
  Revenues, net of royalties & production taxes....................     $10,011       $11,213       $ 7,262
  Costs and expenses
    Transportation and selling.....................................         574           677           364
    Operating......................................................       1,438         1,640           927
    Purchased product..............................................       3,448         3,854         2,503
    Administrative.................................................         187           211           116
    Interest, net..................................................         419           489           170
    Foreign exchange (gain)........................................         (20)          (21)         (535)
    Depreciation, depletion and amortization.......................       2,153         2,500         1,463
    Income taxes...................................................         618           634           235
    Gain on corporate disposition..................................         (51)          (51)           --
    Distributions on subsidiary preferred securities, net of tax...          20            31            --
                                                                        -------       -------       -------
  Net earnings from continuing operations..........................       1,225         1,249         2,019
  Net (loss) earnings from discontinued operations.................          (1)            5           293
                                                                        -------       -------       -------
  Net earnings.....................................................       1,224         1,254         2,312
    Distributions on preferred securities, net of tax..............           3             3           (15)
                                                                        -------       -------       -------
  Net earnings attributable to common shareholders.................     $ 1,221       $ 1,251       $ 2,327
                                                                        =======       =======       =======

CASH FLOW STATEMENT (IN MILLIONS):
  Cash flow........................................................     $ 3,821       $ 4,211       $ 3,290
  Capital expenditures.............................................       4,940         5,752         3,031
OTHER FINANCIAL DATA (IN MILLIONS):
  EBITDA(2)........................................................     $ 4,364       $ 4,831       $ 3,352

                                                                                    DECEMBER 31,      JUNE 30,
                                                                                       2002            2003
                                                                                       ----            ----
                                                                                                   (UNAUDITED)

BALANCE SHEET (IN MILLIONS):
  Working capital..................................................                   $   410       $  1,005
  Total assets.....................................................                    31,322         29,603
  Long-term debt...................................................                     7,395          6,122
  Preferred securities of subsidiary...............................                       457             --
  Shareholders' equity.............................................                    13,794         15,356

------------------------
(1) Amounts for the year ended December 31, 2002 have not been restated to reflect Syncrude, which was sold in 2003, as discontinued operations. Amounts for the six months ended June 30, 2003 reflect Syncrude as discontinued operations.

(2) EBITDA represents Net earnings before Net earnings from discontinued operations, Distributions on subsidiary preferred securities, net of tax, Gain on corporate disposition, Income taxes, Foreign exchange (gain), Interest, net and Depreciation, depletion and amortization. EBITDA is presented because we believe it is frequently used by security analysts and others in evaluating companies and their ability to service debt. However, EBITDA should not be considered as an alternative to Cash flow as a measure of liquidity or as an alternative to Net earnings as an indicator of our operating performance or any other measure of performance in accordance with Canadian GAAP. EBITDA, as we use the term herein, may not be comparable to EBITDA by other companies. The following table provides a reconciliation of EBITDA to Net earnings, the most directly comparable Canadian GAAP measure:

                                                                                     PRO FORMA     SIX MONTHS
                                                                       YEAR ENDED   YEAR ENDED       ENDED
                                                                      DECEMBER 31,  DECEMBER 31,    JUNE 30,
                                                                         2002(1)      2002(1)        2003(1)
                                                                         -------      -------        -------
                                                                                          (UNAUDITED)
Net earnings.......................................................     $ 1,224       $ 1,254       $ 2,312
Subtract:
  Net (loss) earnings from discontinued operations.................          (1)            5           293
Add:
  Distributions on subsidiary preferred securities, net of tax.....          20            31            --
  Gain on corporate disposition....................................         (51)          (51)           --
  Income taxes.....................................................         618           634           235
  Foreign exchange (gain)..........................................         (20)          (21)         (535)
  Interest, net....................................................         419           489           170
  Depreciation, depletion and amortization.........................       2,153         2,500         1,463
                                                                        -------       -------       -------
EBITDA.............................................................     $ 4,364       $ 4,831       $ 3,352
                                                                        =======       =======       =======

SELECTED OPERATING INFORMATION

         The following table sets forth selected operating information as at and for the year ended December 31, 2002 and for the six months ended June 30, 2003. The information for the year ended December 31, 2002 combines the results for PanCanadian and AEC for the period prior to April 5, 2002 (the date of the Merger). For the purposes of the following information, "bbls/d" means barrels per day, "bcf" means billions of cubic feet, "boe/d" means barrels of oil equivalent per day, "mmbbls" means millions of barrels, "mmboe" means millions of barrels of oil equivalent and "mmcf/d" means millions of cubic feet per day. Barrels of oil equivalent have been calculated on a 6:1 conversion basis.

                                                                       PRO FORMA
                                                                      YEAR ENDED      SIX MONTHS ENDED
                                                                  DECEMBER 31, 2002    JUNE 30, 2003
                                                                  -----------------    -------------
SALES
  Produced gas (mmcf/d)............................................       2,758             2,968
  Oil and NGLs (bbls/d)
    North America
      Conventional oil and NGLs....................................     169,722           180,527
      Syncrude.....................................................      31,556            13,792
    International..................................................      61,609            55,999
                                                                        -------           -------
  Total Oil and NGLs (bbls/d)......................................     262,887           250,318
                                                                        =======           =======

  Total (boe/d)....................................................     722,554           744,985


                                                                   DECEMBER 31, 2002
                                                                   -----------------
GROSS PROVED RESERVES, BEFORE ROYALTIES
  Natural Gas (bcf)................................................       8,973
  Oil and NGLs (mmbbls)(1).........................................       1,417
    Total (mmboe)..................................................       2,913
NET UNDEVELOPED LAND (THOUSANDS OF ACRES)
  Canada...........................................................      21,618
  United States....................................................       3,468
  International....................................................      68,546
                                                                         ------

    Total..........................................................      93,632
                                                                         ======

------------------------
(1) Includes gross proved reserves before royalties of 434 mmbbls associated with our 13.75 percent interest in the Syncrude project, the whole of which we sold in February and July 2003.

                           CONSOLIDATED CAPITALIZATION

         The following table summarizes our consolidated capitalization as at June 30, 2003, both actual and as adjusted to give effect to the issuance of the notes and the application of the net proceeds to repay our bank and commercial paper indebtedness as described under "Use of Proceeds". You should read this table together with our unaudited comparative interim consolidated financial statements for the six month period ended June 30, 2003 which are incorporated by reference in the prospectus. All U.S. dollar amounts have been converted to Canadian dollars using the exchange rate of US$0.7378 equals $1.00 at June 30, 2003.

                                                                          AS AT
                                                                      JUNE 30, 2003
                                                                ------------------------
                                                                 ACTUAL      AS ADJUSTED
                                                                 ------      -----------
                                                                     (IN MILLIONS)
                                                                      (UNAUDITED)
LONG-TERM DEBT(1)
  Revolving credit and term loan borrowings--Canadian(2) ....   $  1,043    $    690
  Revolving credit and term loan borrowings--U.S. (US$234)(2)        317          --
  Unsecured debentures--Canadian ............................      1,675       1,675
  Senior notes--U.S. (US$2,213) .............................      2,999       2,999
  Increase in value of debt acquired ........................         88          88
  Notes offered hereby ......................................         --         678
                                                                --------    --------
    Total long-term debt ....................................      6,122       6,130
                                                                --------    --------
SHAREHOLDERS' EQUITY
  Preferred securities ......................................        549         549
  Share capital(3)(4) .......................................      8,791       8,791
  Share options, net(5) .....................................        102         102
  Retained earnings .........................................      6,900       6,900
  Foreign currency translation adjustment ...................       (986)       (986)
                                                                --------    --------
    Total shareholders' equity ..............................     15,356      15,356
                                                                --------    --------
TOTAL CAPITALIZATION ........................................   $ 21,478    $ 21,486
                                                                ========    ========

------------------------
(1) At June 30, 2003, our subsidiaries had $36 million of long-term debt outstanding.

(2) We and our subsidiaries have two revolving credit and term loan facilities in place totalling approximately $4.1 billion Canadian equivalent at June 30, 2003. One of the facilities, totalling $4 billion, consists of two tranches of $2 billion each. One tranche is fully revolving for a 364-day period with provision for extensions at the option of the lenders and upon notice from us. If not extended, this tranche converts to a non-revolving reducing loan for a term of one year. The second tranche is fully revolving for a period of three years from December 2002. The other facility, for one of our subsidiaries, totalling approximately $100 million, is fully revolving for a 364-day period with provision for extensions at the option of the lenders and upon notice from the subsidiary. If not extended, this facility converts to a non-revolving reducing loan for a term of 3 years. Revolving credit and term loan borrowings include bank and commercial paper indebtedness of $1,360 million as at June 30, 2003.

(3) An unlimited number of common shares are authorized. At June 30, 2003, there were approximately 479.9 million common shares outstanding.

(4) We have option plans which permit common shares to be reserved for issuance pursuant to options granted to our directors and employees. At June 30, 2003, options to purchase approximately 30.3 million common shares were outstanding, 16.4 million of which were then exercisable, at exercise prices ranging from $13.50 to $53.00 per common share.

(5) Share options, net is defined as the fair value of AEC share options exchanged for share options of EnCana as part of the Merger.

                                 CREDIT RATINGS

         The notes have been assigned a rating of "A-" by Standard & Poor's Ratings Services ("S&P"), a rating of "Baal" by Moody's Investors Service ("Moody's") and a rating of "A (low)" by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

         S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A- by S&P is the third highest of eleven categories and indicates that the obligor is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

         Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baal by Moody's is the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade obligations (i.e. they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such debt securities lack outstanding investment characteristics and in fact have speculative characteristics as well. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

         DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A (low) by DBRS is the third highest of nine categories and is assigned to debt securities considered to be of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

         The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

                                INTEREST COVERAGE

         The following sets forth interest coverage ratios calculated for the twelve month period ended December 31, 2002 based on audited financial information and for the twelve month period ended June 30, 2003 based on unaudited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and Canadian GAAP. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future periods. The ratios are adjusted to give effect to the issuance of the notes and the application of the net proceeds to repay bank and other short term indebtedness as described under "Use of Proceeds". For further information regarding interest coverage, reference is made to "Interest Coverage" in the prospectus.

                                                     DECEMBER 31, 2002      JUNE 30, 2003
                                                     -----------------      -------------
Interest coverage on long-term debt:
  Net earnings..................................         5.5 times             9.4 times
  Cash flow.....................................        10.3 times            14.1 times

         Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. For purposes of calculating the interest coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and amounts with respect to notes issued hereunder.

         Additionally, the interest coverage ratios above have been calculated without including the annual carrying charges relating to our Preferred Securities. If the Preferred Securities were classified as long-term debt (as they would be under U.S. GAAP), these annual carrying charges would be included in net interest expense. If these annual carrying charges had been included in the calculations, the interest coverage ratios would have been as follows.

                                                     DECEMBER 31, 2002      JUNE 30, 2003
                                                     -----------------      -------------
Interest coverage on long-term debt:
  Net earnings..................................         5.1 times             8.6 times
  Cash flow.....................................         9.5 times            12.7 times

                            DESCRIPTION OF THE NOTES

         The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our" or "EnCana" refer to EnCana Corporation without any of its subsidiaries or partnerships through which it operates.

GENERAL

         Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

         The notes initially will be issued in an aggregate principal amount of US$500 million and will mature on October 15, 2013. The notes will bear interest at the rate of 4.75% per year from October 2, 2003 or from the most recent date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing April 15, 2004 to the persons in whose names the notes are registered at the close of business on the preceding April 1 or October 1, respectively. The notes will be sold in denominations of US$1,000 and integral multiples thereof.

         We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with these notes. In the event that additional notes are issued, we will prepare a new prospectus supplement.

         The notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

         The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities--Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities--Tax Redemption" in the prospectus) will apply to the notes.

RANKING AND OTHER INDEBTEDNESS

         The notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. The notes will be structurally subordinate to all existing and future indebtedness and liabilities, including trade accounts payables, of any of our corporate and partnership subsidiaries. We conduct a substantial portion of our operations through our corporate and partnership subsidiaries. At June 30, 2003, our corporate and partnership subsidiaries had approximately $36 million of indebtedness to third parties (excluding intercompany liabilities and trade accounts payable).

OPTIONAL REDEMPTION

         The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

         o        100% of the principal amount of the notes to be redeemed, and

         o the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points, in either case, plus accrued interest thereon to the date of redemption.

         "ADJUSTED TREASURY RATE" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

         "COMPARABLE TREASURY ISSUE" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

         "COMPARABLE TREASURY PRICE" means, with respect to any redemption date,
(A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

         "INDEPENDENT INVESTMENT BANKER" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

         "REFERENCE TREASURY DEALERS" means each of Citigroup Global Markets Inc. and UBS Securities LLC or their affiliates, plus three others which are primary U.S. Government securities dealers and their respective successors; PROVIDED, HOWEVER, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer.

         "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York Time on the third business day preceding such redemption date.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

         Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

         In the case of a partial redemption of notes, selection of such notes for redemption will be made PRO RATA, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any note is redeemed in part, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed; PROVIDED that no note in an aggregate principal amount of US$1,000 or less shall be redeemed in part. A replacement note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

BOOK-ENTRY SYSTEM

         The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee). One or more fully registered global notes (hereinafter referred to as the "global notes") will be issued for each of the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities--Global Securities" in the prospectus will be applicable to the notes.

         The following is based on information furnished by the Depositary:

         The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934. The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants include:

         o        securities brokers and dealers;

         o        banks;

         o        trust companies;

         o        depositories for Euroclear and Clearstream;

         o        clearing corporations; and

         o        certain other organizations.

         The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its participants are on file with the SEC.

         Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each actual purchaser of notes represented by the global notes by a "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interest in the global notes representing the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global notes representing notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

         To facilitate subsequent transfers, the global notes representing notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of the global notes with the Depositary and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the global notes representing the notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither the Depositary nor Cede & Co. will consent or vote with respect to the global notes representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

         Principal and interest payments on the global notes representing the notes will be made to the Depositary. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of us or the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

         The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

CERTIFICATED NOTES

         The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in certificated form will be printed and delivered. If at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by us within 90 days or if there shall have occurred and be continuing an Event of Default under the Indenture with respect to the notes and the Trustee has received a request from a beneficial holder of outstanding notes to issue notes in certificated form to such holder, we will issue individual notes in certificated form in exchange for the global notes.

                         CERTAIN INCOME TAX CONSEQUENCES

         THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE INVESTOR AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING OR DISPOSING OF THE NOTES HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARISING UNDER STATE, PROVINCIAL OR LOCAL TAX LAWS IN THE UNITED STATES OR CANADA OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes the principal Canadian federal income tax considerations generally applicable to you as a consequence of acquiring, holding and disposing of notes; provided that you, at all relevant times, for the purposes of the INCOME TAX ACT (Canada) (the "Tax Act") deal with EnCana at arm's length, are not, and are not deemed to be, a resident of Canada, do not use or hold and are not deemed by the provisions of the Tax Act to use or hold the notes in the course of carrying on a business in Canada and, where you carry on an insurance business in Canada and elsewhere, you establish that the notes are neither "designated insurance property" (as defined in the Tax Act and the regulations thereunder (the "Regulations")) nor effectively connected with the insurance business you carry on in Canada.

         This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend such provisions publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from the federal income tax considerations.

         Under the Tax Act, you will not be subject to Canadian withholding tax in respect of any amounts paid or credited by EnCana to you as, on account of, in lieu of, or in satisfaction of interest on the notes. There are no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the notes or the receipt of interest on the notes by you from EnCana.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by United States persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address tax consequences applicable to subsequent purchasers of the notes. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. This discussion does not cover any state, local, or foreign tax consequences. The discussion is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code, all as currently in effect as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

         PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

         As used in this section, the term "United States person" means a beneficial owner of a note that is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) which is subject to the supervision of a court within the United States and the control of a United States person, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable United States Treasury regulations.

         If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. holder that is a partner of the partnership holding a note should consult its own tax advisors.

PAYMENTS OF INTEREST

         Interest on a note will generally be includable by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder would be required to include as income any Canadian withholding taxes and any additional amounts we may pay as a result of the imposition of Canadian withholding taxes. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and be considered "passive income" or "financial services income" (or, if the applicable rate of Canadian withholding tax is 5% or more, interest on the notes will be treated as "high withholding tax interest"). The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

ORIGINAL ISSUE DISCOUNT

         It is not expected that the notes will be issued with original issue discount. If, however, the notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for U.S. federal income tax purposes as accruing over the notes' term as interest income of the U.S. Holders. A U.S. Holder's adjusted tax basis in a note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if we determine that the notes have original issue discount, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

         Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized on such sale, exchange, retirement, or redemption (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute a long term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

                                  UNDERWRITING

         We intend to offer the notes through the underwriters. Citigroup Global Markets Inc. and UBS Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

                                                           PRINCIPAL AMOUNT
UNDERWRITERS                                                    OF NOTES
------------                                                    --------

Citigroup Global Markets Inc....................            US$125,000,000
UBS Securities LLC..............................               125,000,000

ABN AMRO Incorporated...........................                30,000,000
BNP Paribas Securities Corp.....................                30,000,000
Deutsche Bank Securities Inc....................                30,000,000
HSBC Securities (USA) Inc.......................                30,000,000
Lehman Brothers Inc.............................                30,000,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated........................                30,000,000

Banc of America Securities LLC..................                10,000,000
Banc One Capital Markets, Inc...................                10,000,000
CIBC World Markets Corp.........................                10,000,000
Credit Suisse First Boston LLC..................                10,000,000
Goldman, Sachs & Co.............................                10,000,000
Morgan Stanley & Co. Incorporated...............                10,000,000
RBC Dominion Securities Corporation.............                10,000,000
                                                            --------------
Total...........................................            US$500,000,000
                                                            ==============


         In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

         We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

         The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

         The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

         The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not to exceed 0.40% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not to exceed 0.25% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

         The expenses of the offering, not including the underwriting commission, are estimated to be US$0.5 million and are payable by us.

         We have agreed not to, prior to the closing of this offering, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any debt securities which mature more than one year after the closing of this offering and which are substantially similar to the notes, without first obtaining the prior written consent of the representatives of the underwriters.

         The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

         The underwriters have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we are currently indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering may be used by us to repay indebtedness to one of such banks and will be used to repay certain other lenders. See "Use of Proceeds". As a result, such bank may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated BBB or better by S&P's rating service or Baa or better by Moody's rating service.

         This prospectus supplement and the prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

         In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering (i.e., if they sell more notes than are on the cover page of this prospectus supplement) the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                  LEGAL MATTERS

         Certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario, Canada.

                                     EXPERTS

         The audited consolidated financial statements incorporated by reference in the prospectus have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting. Information relating to our reserves in our Annual Information Form dated February 19, 2003 was calculated by Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company and Netherland, Sewell & Associates, Inc. as independent petroleum consultants.

         The principals of each of Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company and Netherland, Sewell & Associates, Inc., in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

                       DOCUMENTS INCORPORATED BY REFERENCE

         This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

         (a) our Annual Information Form dated February 19, 2003 (including Management's Discussion and Analysis for the year ended December 31, 2002, incorporated therein by reference);

         (b) our audited comparative consolidated financial statements for the year ended December 31, 2002, including the auditor's report thereon;

         (c) our unaudited comparative interim consolidated financial statements for the three and six month periods ended June 30, 2003, including Management's Discussion and Analysis;

         (d) AEC's audited comparative consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2001, including the auditor's report thereon, and unaudited comparative consolidated statements of earnings, retained earnings and cash flows for the three month period ended March 31, 2002;

         (e) our pro forma consolidated statement of earnings for the year ended December 31, 2002, including the auditor's compilation report thereon;

         (f) our Management Proxy Circular dated February 28, 2003 relating to the annual and special meeting of our shareholders held on April 23, 2003 (excluding those portions under the headings "Composition of the Human Resources and Compensation Committee", "Human

                  Resources and Compensation Committee Report", "Performance Chart" and "Statement of Corporate Governance Practices");

         (g) our Material Change Report dated January 2, 2003 relating to our amalgamation with our wholly owned subsidiary, AEC; and

         (h) our Material Change Report dated February 7, 2003 relating to our entering into an agreement to sell our interest in the Syncrude project.

         ANY STATEMENT CONTAINED IN THE PROSPECTUS, IN THIS PROSPECTUS SUPPLEMENT OR IN ANY DOCUMENT (OR PART THEREOF) INCORPORATED BY REFERENCE, OR DEEMED TO BE INCORPORATED BY REFERENCE, INTO THE PROSPECTUS FOR THE PURPOSE OF THE OFFERING OF THE NOTES OFFERED HEREBY SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT (OR PART THEREOF) THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THE PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

         You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

                  EnCana Corporation
                  1800, 855 - 2nd Street S.W.
                  Calgary, Alberta  T2P 2S5
                  (403) 645-2000
                  Attention: Corporate Secretary

BASE SHELF PROSPECTUS

THIS SHORT FORM PROSPECTUS HAS BEEN FILED UNDER LEGISLATION IN THE PROVINCE OF ALBERTA THAT PERMITS CERTAIN INFORMATION ABOUT THESE SECURITIES TO BE DETERMINED AFTER THIS PROSPECTUS HAS BECOME FINAL AND THAT PERMITS THE OMISSION FROM THIS PROSPECTUS OF THAT INFORMATION. THE LEGISLATION REQUIRES THE DELIVERY TO PURCHASERS OF A PROSPECTUS SUPPLEMENT CONTAINING THE OMITTED INFORMATION WITHIN A SPECIFIED PERIOD OF TIME AFTER AGREEING TO PURCHASE ANY OF THESE SECURITIES.

THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of EnCana Corporation, 1800, 855 - 2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5, Telephone:
(403) 645-2000.

                              SHORT FORM PROSPECTUS

                                [GRAPHIC OMITTED]
                                 [LOGO - ENCANA]

                               ENCANA CORPORATION

                                US$2,000,000,000

                                 DEBT SECURITIES

                                     _______

         We may from time to time sell up to US$2,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide the specific terms of these securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest.

                                     _______

         NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

         WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS, WHICH ARE INCORPORATED BY REFERENCE HEREIN, IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

         OWNING THE DEBT SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

         YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THE PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS OR THE ASSETS OF OUR DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

         THE DEBT SECURITIES OFFERED HEREBY HAVE NOT BEEN QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA AND ARE NOT BEING AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA OR TO ANY RESIDENT OF CANADA IN CONTRAVENTION OF THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA.

         THERE IS NO MARKET THROUGH WHICH THESE SECURITIES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL SECURITIES PURCHASED UNDER THIS SHORT FORM PROSPECTUS.

                                     _______

August 22, 2002

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

About This Prospectus................................................          2
Where You Can Find More Information..................................          2
Forward-Looking Statements...........................................          5
EnCana Corporation...................................................          7
Use of Proceeds......................................................          8
Interest Coverage....................................................          8
Description of Debt Securities.......................................          9
Risk Factors.........................................................         26
Certain Income Tax Consequences......................................         29
Plan of Distribution.................................................         30
Legal Matters........................................................         31
Experts..............................................................         31
Documents Filed as Part of the Registration Statement................         31

                              ABOUT THIS PROSPECTUS

         In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles in the United States. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "EnCana", "we", "us" and "our" mean EnCana Corporation and its consolidated subsidiaries and partnerships.

         This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission (the "SEC"). Under the shelf registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file with the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta, Canada similar to the SEC, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, 233 Broadway, New York, New York, 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms.

         Under a multijurisdictional disclosure system adopted by the United States, the SEC and the ASC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the ASC under the SECURITIES ACT (Alberta).

         On April 5, 2002, we completed a transaction with Alberta Energy Company Ltd. ("AEC") under which we indirectly acquired all of the outstanding common shares of AEC and our name was changed from PanCanadian Energy Corporation ("PanCanadian") to EnCana Corporation. References below to documents of ours which are dated prior to April 5, 2002 are to documents in the name of PanCanadian.

         The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in and form an integral part of this prospectus:

         (a) our Annual Information Form dated February 22, 2002 (including Management's Discussion and Analysis for the year ended December 31, 2001, incorporated therein by reference);

         (b) our audited comparative consolidated financial statements for the year ended December 31, 2001, including the auditors' report thereon;

         (c) our Management Proxy Circular dated February 22, 2002 relating to the annual and special meeting of our shareholders held on April 4, 2002 (excluding those portions under the headings "Comparative Shareholder Return" and "Corporate Governance");

         (d) our and AEC's Joint Information Circular (the "Joint Circular") dated February 22, 2002, relating to the annual and special meeting of our shareholders and the special meeting of the shareholders and optionholders of AEC, each held on April 4, 2002 (excluding those portions of Appendix G under the headings "Composition of the Human Resources and Compensation Committee", "Human Resources and Compensation Committee Report" and "Performance Chart" and the portion of Appendix H under the heading "Comparative Shareholder Return"), which includes, among other things: AEC's Annual Information Form dated February 20, 2002; audited comparative consolidated financial statements of AEC, including the auditors' report thereon; and unaudited pro forma consolidated financial statements of EnCana for the year ended December 31, 2001, including the auditors' compilation report thereon;

         (e) our unaudited comparative interim consolidated financial statements for the three and six month periods ended June 30, 2002, including the Management's Discussion and Analysis;

         (f) the unaudited comparative interim consolidated financial statements of AEC for the three month period ended March 31, 2002;

         (g) our unaudited pro forma interim consolidated financial statements for the six month period ended June 30, 2002, including the auditors' compilation report thereon;

         (h) our Material Change Report dated January 2, 2002 relating to the amalgamation of PanCanadian and its wholly-owned subsidiary, PanCanadian Petroleum Limited;

         (i) our Material Change Report dated January 29, 2002 relating to the entering into of the agreement providing for the transaction with AEC;

         (j) our Material Change Report dated March 8, 2002 relating to the mailing of the Joint Circular; and

         (k) our Material Change Report dated April 11, 2002 relating to the completion of the transaction with AEC.

         Any annual information form, audited annual consolidated financial statements (together with the auditor's report thereon), information circular (excluding the portion under the headings "Comparative Shareholder Return", "Corporate Governance" or other similar headings), unaudited interim consolidated financial statements and the accompanying management's discussion and analysis or material change reports (excluding confidential material change reports) subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, any report filed by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report until all of the debt securities are sold.

         ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT (OR PART THEREOF) INCORPORATED BY REFERENCE, OR DEEMED TO BE INCORPORATED BY REFERENCE, IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED IN THE PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT (OR PART THEREOF) THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR REPLACES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

         Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

         Upon a new annual information form and related annual consolidated financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, information circulars and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

         A prospectus supplement or prospectus supplements containing the specific terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the debt securities issued thereunder.

         The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proven reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to have a lower likelihood of recovery than proven reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" and "proven plus probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For additional differences between Canadian and U.S. standards of reporting reserves and production, see "Risk Factors -- There are differences in United States and Canadian practices for reporting reserves and production" in this prospectus.

         You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

         EnCana Corporation
         1800, 855 - 2nd Street S.W.
         Calgary, Alberta T2P 2S5
         (403) 645-2000
         Attention: Corporate Secretary

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                           FORWARD-LOOKING STATEMENTS

         Certain statements included or incorporated by reference in this prospectus constitute forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on oil and gas prices, estimates of future production, reserves and resources, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expenditures, beliefs, plans, objectives, assumptions or statements about future events or performance.

         You are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

         o        general economic, business and market conditions;

         o        volatility of oil, natural gas and liquids prices;

         o fluctuations in currency and interest rates, product supply and demand;

         o        competition;

         o risks inherent in foreign operations, including political and economic risk;

         o        imprecision of reserve estimates;

         o        our ability to replace or expand reserves;

         o our ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing;

         o        our ability to enter into or renew leases;

         o the timing and costs of pipeline and gas storage facility construction and expansion;

         o our ability to make capital investments and the amounts thereof;

         o imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling;

         o        results of our exploration, development and drilling;

         o        our ability to secure adequate product transportation;

         o        changes in regulations, including environmental regulations;

         o        uncertainty in amounts and timing of royalty payments; and

         o        imprecision in estimating product sales.

         We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                               ENCANA CORPORATION

         We are one of the largest North American based independent oil and gas exploration and production companies. Our key landholdings are in Western Canada, offshore Canada's East Coast, the U.S. Rocky Mountains and the Gulf of Mexico. We have interests in midstream operations and assets, including pipelines and natural gas storage and processing facilities. We also market crude oil, natural gas and natural gas liquids for consumption in Canada and the United States. We are engaged in exploration and production activities internationally including production from Ecuador and the U.K. central North Sea.

         We continually pursue opportunities to develop and expand our business, which may include significant corporate or asset acquisitions. We may finance such acquisitions with debt or equity, or a combination of both.

         On April 5, 2002, we completed a transaction with AEC under which we indirectly acquired all of the outstanding common shares of AEC in consideration for common shares issued by us. Our name was also changed from PanCanadian Energy Corporation to EnCana Corporation and our board of directors and senior management was reconstituted. AEC remains an indirect wholly-owned subsidiary of ours. AEC continues to have outstanding certain publicly traded debt and Preferred Securities. For more information relating to the transaction with AEC, see the Joint Circular, which is incorporated herein by reference.

         Our registered and principal office is located at 1800, 855 - 2nd Street S.W., Calgary, Alberta T2P 2S5, Canada.

DISCONTINUED OPERATIONS

         On April 24, 2002, we adopted formal plans to exit from our Houston-based merchant energy operations, which were included in our Midstream and Marketing segment. Accordingly, these operations have been accounted for as discontinued operations. The following table presents the effect of the discontinued operations on our audited consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

                                                       YEAR ENDED DECEMBER 31
                                                       ----------------------
                                                       2001     2000      1999
                                                       ----     ----      ----
                                                            ($ MILLIONS)

Revenue.........................................      4,887     4,302    2,329
Expenses........................................      2,986     2,651    1,812
                                                      -----     -----    -----
Income before income taxes......................      1,901     1,651      517
Provision for income taxes......................        630       634      147
                                                      -----     -----    -----
Income from Continuing Operations...............      1,271     1,017      370
Discontinued Operations.........................         33(1)     22      (20)
                                                      -----     -----    -----
Net income......................................      1,304     1,039      350
                                                      =====     =====    =====

------------------------
(1) Upon review of additional information related to 2001 sales and purchases of natural gas by our U.S. marketing subsidiary whose operations are discontinued, we have determined that certain revenue and expenses should have been reflected in our 2001 audited consolidated financial statements on a net basis rather than included on a gross basis as Revenue and as Expenses. The amendment, which has been reflected in Discontinued Operations, had no effect on net earnings or cash flow, but Revenue and Expenses each have been reduced by $1,126 million.

                                 USE OF PROCEEDS

         Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our primary areas of operations in Western Canada, offshore Canada's East Coast, the U.S. Rocky Mountains, the Gulf of Mexico, Ecuador and the United Kingdom. Those general corporate purposes may include the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately use in short-term marketable securities.

                                INTEREST COVERAGE

         The following sets forth interest coverage ratios for PanCanadian calculated for the twelve month period ended December 31, 2001 based on audited financial information, for EnCana calculated for the twelve month period ended June 30, 2002 based on unaudited financial information (which includes the financial results for AEC from April 5, 2002) and for EnCana calculated for the twelve month period ended December 31, 2001 based on unaudited pro forma financial information giving effect to the transaction with AEC as if it had occurred on January 1, 2001. The interest coverage ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known. The interest coverage ratios set forth below do not purport to be indicative of interest coverage ratios for any future periods. The interest coverage ratios have been calculated based on information prepared in accordance with Canadian GAAP.

                                                                                          PRO FORMA
                                                DECEMBER 31, 2001    JUNE 30, 2002    DECEMBER 31, 2001
                                                -----------------    -------------    -----------------
Interest coverage on long-term debt:
  Net earnings..................................    21.0 times           8.4 times       10.2 times
  Cash flow.....................................    29.7 times          14.2 times       15.9 times

         Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. For purposes of calculating the interest coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to debt securities that may be issued under this prospectus.

         Additionally, the interest coverage ratios have been calculated without including the annual carrying charges relating to our Preferred Securities or the Preferred Securities of AEC. If the Preferred Securities, including AEC's Preferred Securities, were classified as long-term debt (as they would be under U.S. GAAP), these annual carrying charges would be included in net interest expense. If these annual carrying charges had been included in the calculations, the interest coverage ratios would have been as follows.

                                                                                          PRO FORMA
                                                DECEMBER 31, 2001    JUNE 30, 2002    DECEMBER 31, 2001
                                                -----------------    -------------    -----------------
Interest coverage on long-term debt:
  Net earnings..................................    19.6 times           8.2 times        9.1 times
  Cash flow.....................................    27.7 times          13.8 times       14.1 times

                         DESCRIPTION OF DEBT SECURITIES

         In this section only, "we", "us", "our" or "EnCana" refer only to EnCana Corporation without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

         The debt securities will be issued under an indenture (hereinafter referred to as the "Indenture") to be entered into between us and The Bank of New York, as "Trustee". The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which describes certain general terms and provisions of the debt securities and is not intended to be complete; these statements are qualified in their entirety by, and subject to, the provisions of the Indenture, including the definition of capitalized terms used under this caption, all of which are incorporated by reference as part of the statements made in this prospectus. We urge you to read the Indenture carefully, because it is the Indenture, and not this summary, that governs your rights as a holder of our debt securities. See "Where You Can Find More Information" in this prospectus. Prospective investors should rely on information in the applicable prospectus supplement, which may provide information that is different from this prospectus.

         We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

GENERAL

         The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in a foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$2,000,000,000, or if any debt securities are offered at original issue discount, such greater amount as shall result in an aggregate offering price of up to US$2,000,000,000 or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount. The applicable prospectus supplement will set forth the following terms relating to the debt securities being offered by us:

         o the specific designation and the aggregate principal amount of the debt securities of such series;

         o the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

         o the percentage or percentages of principal amount at which our debt securities of such series will be issued;

         o the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

         o the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

         o the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

         o the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

         o if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

         o whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

         o any mandatory or optional redemption or sinking fund provisions;

         o the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

         o the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

         o any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

         o the terms, if any, on which our debt securities may be converted or exchanged for other of our securities or securities of other entities;

         o any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

         o if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

         o any applicable material Canadian and U.S. federal income tax consequences;

         o whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

         o whether the payment of our debt securities will be guaranteed by any other person;

         o whether the series of our debt securities are to be registered securities, bearer securities (with or without coupons) or both; and

         o if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable.

         Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us in the event that we have a change in control.

         Our debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

RANKING AND OTHER INDEBTEDNESS

         Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The debt securities will be structurally subordinated to all existing and future indebtedness and liabilities, including trade payables, of any of our subsidiaries or their partnerships.

FORM, DENOMINATIONS AND EXCHANGE

         A series of our debt securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. The Indenture also provides that a series of our debt securities may be issuable in global form. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, bearer securities will have interest coupons attached.

         A prospectus supplement may indicate the places to register a transfer of our debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of our debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

         We shall not be required to:

         o issue, register the transfer of or exchange any series of our debt securities during a period beginning at the opening of business 15 days before any selection of that series of our debt securities to be redeemed and ending at the close of business on (i) if the series of our debt securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our debt securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our debt securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

         o register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

         o exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, PROVIDED that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

         o issue, register the transfer of or exchange any of our debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

PAYMENT

         Unless otherwise indicated in the applicable prospectus supplement, payment of principal of, (and premium, if any, and interest, if any, on) our debt securities (other than global securities) will be made at the office or agency of the Trustee, at 101 Barclay Street, 21st Floor West, New York, New York 10286.

         Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

GLOBAL SECURITIES

         A series of our debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security, may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

         The specific terms of the depositary arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

         Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

         So long as the depositary for a global security or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

         Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

         If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for all of the global securities representing the series of debt securities.

CERTAIN DEFINITIONS

         Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

         "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

         o all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

         o all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and other like intangibles; and

         o appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

         "CURRENT ASSETS" means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

         "FACILITIES" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

         "FINANCIAL INSTRUMENT OBLIGATIONS" means obligations arising under:

         o interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

         o currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

         o commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

         "GAAP" means generally accepted accounting principles in Canada which are in effect from time to time, unless the person's most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

         "LIEN" means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

         "NON-RECOURSE DEBT" means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, PROVIDED that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

         "PERMITTED LIENS" of any person at any particular time means:

         o Liens existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

         o Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months or less from the date such indebtedness is incurred;

         o Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to us or any of our Subsidiaries;

         o Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, PROVIDED that such Liens were not incurred in anticipation of such acquisition;

         o Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, PROVIDED that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

         o Liens upon property or assets of whatsoever nature other than Restricted Property;

         o Liens upon property or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas or the products derived from oil or gas;

         o Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, PROVIDED in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

         o Liens on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or our Restricted Subsidiaries,
                  (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property,
                  (iii) indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by us or any of our Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or
                  (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

         o Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

         o        Purchase Money Mortgages;

         o Liens in favor of us or any of our Subsidiaries to secure indebtedness owed to us or any of our Subsidiaries; and

         o any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; PROVIDED, HOWEVER, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

         "PURCHASE MONEY MORTGAGE" of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; PROVIDED that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

         "RESTRICTED PROPERTY" means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

         "RESTRICTED SUBSIDIARY" means, on any date, any Subsidiary of EnCana which owns at the time Restricted Property; PROVIDED, HOWEVER, such term shall not include a Subsidiary of EnCana if the amount of EnCana's share of Shareholders' Equity of such Subsidiary constitutes, at the time of determination, less than 2% of EnCana's Consolidated Net Tangible Assets.

         "SHAREHOLDERS' EQUITY" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

         "SUBSIDIARY" of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

         "UNRESTRICTED SUBSIDIARY" means a Subsidiary which is not or which has ceased to be a Restricted Subsidiary.

         "VOTING SHARES" means shares of any class of any corporation carrying voting rights under all circumstances, PROVIDED that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

COVENANTS

LIMITATION ON LIENS

         The Indenture provides that so long as any of our debt securities are outstanding and subject to the provisions of the Indenture, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of ours or such Restricted Subsidiaries under any guarantee or endorsement or other instrument under which we or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that our debt securities are secured equally and ratably with or prior to such other indebtedness, except that we and our Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing our debt securities if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of our Consolidated Net Tangible Assets.

         Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a "production payment", will not constitute a Lien and will not result in us or a Restricted Subsidiary of ours being required to secure the debt securities.

CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS

         We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

         o the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of our debt securities, in any other country, PROVIDED that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, including the name of such successor jurisdiction in addition to Canada in each place that Canada appears in "-- Payment of Additional Amounts" below;

         o the successor entity expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the Indenture;

         o immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

         o        certain other conditions are met.

         If, as a result of any such transaction, any of our Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "LIMITATION ON LIENS" covenant above without equally and ratably securing our debt securities, we, simultaneously with or prior to such transaction, will cause our debt securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien.

PAYMENT OF ADDITIONAL AMOUNTS

         Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of our debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

         o with which we do not deal at arm's length (for the purposes of the INCOME TAX ACT (Canada)) at the time of the making of such payment;

         o which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder;

         o which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

         o which is subject to such Canadian Taxes by reason of the legal nature of the holder of the debt securities holder to the benefit of an applicable treaty.

         We will also:

         o        make such withholding or deduction; and

         o remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

         We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

         We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

         o any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

         o any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

         o any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder's net income.

         Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

TAX REDEMPTION

         Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

         o as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "-- Payment of Additional Amounts"; or

         o on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series;

and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

         In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

         Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PROVISION OF FINANCIAL INFORMATION

         We will file with the Trustee, within 15 days after we file them with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

         o within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

         o within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; PROVIDED, HOWEVER, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

EVENTS OF DEFAULT

         The following are summaries of events of default under the Indenture with respect to any series of our debt securities:

         o default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

         o default in the payment of the principal of (or premium, if any, on), any debt security of that series when it becomes due and payable;

         o default in the performance, or breach, of any of our covenants or warranties in the Indenture in respect of our debt securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us of written notice to us, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

         o if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or EnCana or any Restricted Subsidiary of EnCana shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2% of our Shareholders' Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the "accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us or our Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

         o        certain events in bankruptcy, insolvency or reorganization; or

         o any other events of default provided with respect to debt securities of that series.

         If an event of default under the Indenture occurs and is continuing with respect to any series of our debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the Trustee under certain circumstances, may rescind and annul such acceleration.

         Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

         Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

         No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

         o such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

         o the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

         o the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

         However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

         We will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

DEFEASANCE AND COVENANT DEFEASANCE

         Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities of such series (hereinafter referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

         o we have delivered to the Trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

         o we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

         o we are not an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

         We may exercise our defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

         The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "LIMITATION ON LIENS" covenant, certain aspects of the "CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS" covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and our outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities (hereinafter referred to as "covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

         o we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

         o we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

         o we are not an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

MODIFICATION AND WAIVER

         Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class);

PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

         o change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

         o reduce the principal amount of (or premium, if any, or interest, if any, on) any debt security;

         o reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

         o        change the place of payment;

         o change the currency of payment of principal of (or premium, if any, or interest, if any, on) any debt security;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

         o reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

         o modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

         The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such debt securities.

CONSENT TO JURISDICTION AND SERVICE

         Under the Indenture, we irrevocably appoint CT Corporation System, 111
- 8th Avenue, 13th Floor, New York, New York, as our authorized agent for service of process in any suit or proceeding arising out of or relating to our debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

GOVERNING LAW

         Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF JUDGMENTS

         Since most of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

         We have been informed by Macleod Dixon LLP, our Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment IN PERSONAM of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the FOREIGN EXTRATERRITORIAL MEASURES ACT (Canada) or by the Competition Tribunal under the COMPETITION ACT (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the CRIMINAL CODE (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

         In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the debt securities based upon public policy. We have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

                                  RISK FACTORS

         You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities. Additional risk factors are discussed in our Annual Information Form dated February 22, 2002, in the Annual Information Form of AEC dated February 20, 2002 included in Appendix G to the Joint Circular and in Appendix I to the Joint Circular which risk factors are incorporated herein by reference. If any event arising from these risks occurs, our business, prospectus, financial condition, results of operation or cash flows could be materially adversely affected.

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL AND GAS PRICES COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

         Our financial condition is substantially dependent on the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have an adverse effect on our operations and financial condition and the value and amount of our reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond our control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign supply of oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by us are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy. Any substantial or extended decline in the prices of crude oil and natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or result in unutilized long-term transportation commitments, all of which could have an adverse effect on our revenues, profitability and cash flows.

         We conduct an annual assessment of the carrying value of our assets in accordance with Canadian GAAP. If oil and natural gas prices decline, the carrying value of our assets could be subject to financial downward revisions, and our earnings could be adversely affected.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

         Our future oil and natural gas reserves and production, and therefore our cash flows, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves will be impaired. In addition, there can be no guarantee that we will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

OUR OIL AND GAS RESERVE DATA AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

         There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves, including many factors beyond our control. The reserve data incorporated herein represents estimates only. A significant portion of our reserve data has been prepared internally by us. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves may vary from such estimates, and such variances could be material.

         Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

THERE ARE DIFFERENCES IN UNITED STATES AND CANADIAN PRACTICES FOR REPORTING RESERVES AND PRODUCTION.

         We report production and reserve quantities in accordance with Canadian practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC by U.S. companies. The primary differences are summarized below:

         o We follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported after deducting these amounts.

         o We include in our filings made with Canadian securities authorities, including certain of the documents incorporated in this prospectus, estimates of probable reserves. The SEC generally prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

         As a consequence, our production volumes and reserve estimates may not be comparable to those made by U.S. companies subject to SEC reporting and disclosure requirements.

WE WILL NOT OPERATE ALL OF OUR PROPERTIES AND ASSETS.

         Other companies operate some of the assets in which we have interests. As a result, we will have limited ability to exercise influence over operations of these assets or their associated costs. Our dependence on the operator and other working interest owners for these properties and our limited ability to influence operations and associated costs could materially adversely affect our financial performance. The success and timing of our activities on assets operated by others therefore will depend upon a number of factors that are outside of our control, including:

         o        timing and amount of capital expenditures;

         o        the operator's expertise and financial resources;

         o        approval of other participants;

         o        selection of technology; and

         o        risk management practices.

OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH WE OPERATE AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

         All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, U.S. and other federal, provincial, territorial, state and municipal laws and regulations (collectively, "environmental legislation").

         Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental legislation may result in the imposition of fines and penalties. Although it is not expected that the costs of complying with environmental legislation will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

         In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. Canada has not ratified the Kyoto Protocol, but should it do so, reductions in greenhouse gases from our operations may be required which could result in increased capital expenditures and reductions in production of oil and gas. It is expected that other changes in environmental legislation may also require, among other things, reductions in emissions to the air from our operations and result in increased capital expenditures. Although it is not expected that future changes in environmental legislation will result in materially increased costs, such changes could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

OUR OPERATIONS WILL BE SUBJECT TO BUSINESS INTERRUPTION AND CASUALTY LOSSES.

         Our business will be subject to all of the operating risks normally associated with the exploration for and production of oil and gas and the operation of midstream facilities. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, all of our operations will be subject to all of the risks normally incident to the transportation, processing and storing of oil, natural gas and other related products, drilling of oil and natural gas wells, and the operation and development of oil and gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks.

         The occurrence of a significant event against which we are not fully insured could have a material adverse effect on our financial position.

OUR FOREIGN OPERATIONS WILL EXPOSE US TO RISKS FROM ABROAD WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

         Some of our operations and related assets are located in countries outside North America, some of which may be considered to be politically and economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could aversely affect the economics of exploration or development projects.

WE ARE SUBJECT TO INDEMNIFICATION OBLIGATIONS IN CONNECTION WITH PANCANADIAN'S SPIN-OFF FROM CANADIAN PACIFIC LIMITED.

         In connection with PanCanadian's spin-off from Canadian Pacific Limited ("CPL") on October 1, 2001, PanCanadian entered into an arrangement agreement with certain other parties to the spin-off which contains a number of representations, warranties and covenants, including (a) an agreement by each of the parties to indemnify and hold harmless each other party on an after-tax basis against any loss suffered or incurred resulting from a breach of a representation, warranty or covenant; and (b) a covenant that each party will not take any action, omit to take any action or enter into any transaction that could adversely impact certain tax rulings received in connection with the spin-off, including government opinions and related opinions of counsel and the assumptions upon which they were made.

         With respect to Canadian taxation, in addition to various transactions that the respective parties were prohibited from undertaking prior to the implementation of the CPL arrangement, after the implementation of the CPL arrangement, no party generally is permitted to dispose of or exchange more than 10% of its assets or, among other things, undergo an acquisition of control without severe adverse consequences where such disposition or acquisition of control is for Canadian tax purposes part of a "series of transactions or events" that includes the CPL arrangement, except in limited circumstances.

         Should we be found to have breached our representations and warranties or should we fail to satisfy the contractual covenants, we would be obligated to indemnify the other parties to the arrangement agreement for losses incurred in connection with such breach or failure. In addition, we are required to indemnify the parties to the arrangement agreement against any loss which they may incur resulting from a claim against us, their respective businesses or their respective assets, whether arising prior to or after the completion of the CPL arrangement. An indemnification claim against us pursuant to the provisions of the arrangement agreement could have a material adverse effect upon us.

         With respect to the transaction with AEC, PanCanadian and AEC received opinions from PanCanadian's Canadian tax counsel and from AEC's Canadian tax counsel based in part on certain tax rulings, opinions and other written advice received from Canadian federal fiscal authorities, and an opinion from PanCanadian's U.S. tax counsel to the effect that the transaction would not cause the CPL arrangement to be taxed in a manner inconsistent with the tax rulings received in connection with the CPL arrangement. The opinions are subject to qualifications and assumptions which PanCanadian and AEC considered to be reasonable.

                         CERTAIN INCOME TAX CONSEQUENCES

         The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any debt securities offered thereunder, including whether the payments of principal (premium, if any, and interest, if any) will be subject to Canadian non-resident withholding tax. The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

                              PLAN OF DISTRIBUTION

         We may sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents.

         The distribution of debt securities of any series may be effected from time to time in one or more transactions:

         o        at a fixed price or prices, which may be changed;

         o        at market prices prevailing at the time of sale; or

         o at prices related to such prevailing market prices to be negotiated with purchasers.

         In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

         The prospectus supplement relating to each series of debt securities will also set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

         Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

         The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of any series of debt securities must agree that it will not offer to sell, directly or indirectly, any such debt securities acquired by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

         Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.


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                                  LEGAL MATTERS

         Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for any underwriters, dealers or agents by Shearman & Sterling, Toronto, Ontario, Canada.

         The partners and associates of Macleod Dixon LLP and Paul, Weiss, Rifkind, Wharton & Garrison as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

                                     EXPERTS

         The audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting. Information relating to our reserves in the Annual Information Form of PanCanadian dated February 22, 2002 was calculated by our engineers except for our share of reserves held in Petrovera Resources which was calculated by Ryder Scott Company as independent petroleum consultants. Information relating to AEC's reserves in the Annual Information Form of AEC dated February 20, 2002 included in Appendix G of the Joint Circular was calculated by Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company and Netherland, Sewell & Associates, Inc. as independent petroleum consultants.

         The principals of each of Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company and Netherland, Sewell & Associates, Inc., in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

         The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

         o the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

         o the consents of our accountants and AEC's accountants, PricewaterhouseCoopers LLP;

         o        the consent of our counsel, Macleod Dixon LLP;

         o        the consent of our counsel, Paul, Weiss, Rifkind, Wharton &
                  Garrison;

         o        the consent of Felesky Flynn LLP;

         o        the consent of Sidley Austin Brown & Wood;

         o        the consent of McCarthy Tetrault LLP;

         o the consents of our independent petroleum consultants, Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company and Netherland, Sewell & Associates, Inc.;

         o        powers of attorney from directors and officers of EnCana;

         o        the form of trust indenture relating to the debt securities;

         o        statement of eligibility of the trustee on Form T-1; and

         o        interest coverage ratios.


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                                 US$500,000,000

                               ENCANA CORPORATION

                              4.75% NOTES DUE 2013

                                [GRAPHIC OMITTED]
                                 [LOGO - ENCANA]


                                   ___________

                              PROSPECTUS SUPPLEMENT

                               SEPTEMBER 29, 2003

                                   ___________

                                    CITIGROUP
                               UBS INVESTMENT BANK

                                   ___________

                              ABN AMRO INCORPORATED
                                   BNP PARIBAS
                            DEUTSCHE BANK SECURITIES
                                      HSBC
                                 LEHMAN BROTHERS
                               MERRILL LYNCH & CO.
                                   ___________

                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                               CIBC WORLD MARKETS
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                                 MORGAN STANLEY
                               RBC CAPITAL MARKETS